As filed with the Securities and Exchange Commission on April 1, 2022

Securities Act File No. 333-261675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No.  ☐

Post-Effective Amendment No. 1  ☒

SLR Investment Corp.

(Exact name of Registrant as specified in charter)

500 Park Avenue

New York, NY 10022

(Address of Principal Executive Offices)

(212) 993-1670

(Area Code and Telephone Number)

Michael S. Gross

Bruce J. Spohler

Co-Chief Executive Officers

SLR Investment Corp.

500 Park Avenue

New York, NY 10022

(Name and address of agent for service)

COPIES TO:

Vlad M. Bulkin

Jennifer L. Howard

Katten Muchin Rosenman LLP

2900 K Street NW

North Tower – Suite 200

Washington, DC 20007

Telephone: (202) 625-3838

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed document.

Calculation of Registration Fee under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.01 per share	20,000,000 shares	N/A	$228,217,263	$21,155.74

(1)

The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed document. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(c) and Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price is equal to: (1) $14.22, the average of the high and low prices per share of the common stock of SLR Senior Investment Corp. (the securities to be cancelled in the mergers) on December 14, 2021, as reported on The Nasdaq Global Select Market, multiplied by (2) 16,049,034, the maximum number of shares of common stock of SLR Senior Investment Corp. that may be exchanged for shares of the registrant’s common stock in accordance with the terms of the merger agreement.

(3)	Based on a rate of $92.70 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-261675) of SLR Investment Corp. (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 and 17 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission.

PART C — OTHER INFORMATION

Item 16. Exhibits.

(1)(a)	Articles of Amendment and Restatement(1)

(1)(b)	Articles of Amendment(10)

(2)	Second Amended and Restated Bylaws(11)

(3)	Not applicable

(4)	Agreement and Plan of Merger by and among SLR Investment Corp., SLR Senior Investment Corp., Solstice Merger Sub, Inc. and SLR Capital Partners, LLC (for the limited purposes set forth therein), dated as of December 1, 2021(11)

(5)(a)	Form of Common Stock Certificate(2)

(5)(b)	Indenture, dated as of November 16, 2012, between the Registrant and U.S. Bank National Association as trustee(4)

(5)(c)	Second Supplemental Indenture, dated November 22, 2017, relating to the 4.50% Senior Notes due 2023, between the Registrant and U.S. Bank National Association, as trustee(7)

(5)(d)	Form of 4.50% Senior Notes due 2023 (contained in the Second Supplemental Indenture filed as Exhibit 5(c) hereto)(7)

(6)	Third Amended and Restated Investment Advisory and Management Agreement by and between the Registrant and Solar Capital Partners, LLC(8)

(7)	Not applicable

(8)	Not applicable

(9)	Form of Custodian Agreement(6)

(10)	Not applicable

(11)	Opinion and Consent of Venable LLP(12)

(12)	Opinion and Consent of Katten Muchin Rosenman LLP*

(13)(a)	Dividend Reinvestment Plan(1)

(13)(b)	Form of Senior Secured Credit Agreement dated as of August 28, 2019 (as amended December 28, 2021) among SLR Investment Corp., Citibank, N.A., as Administrative Agent, the lenders party thereto, JPMorgan Chase Bank, N.A., as syndication agent, and Citibank, N.A., J.P. Morgan Securities LLC, and Sumitomo Mitsui Banking Corporation as Joint Lead Bookrunners and Joint Lead Arrangers(13)

(13)(c)	Amended and Restated Administration Agreement by and between Registrant and Solar Capital Management, LLC(5)

(13)(d)	Form of Indemnification Agreement by and between Registrant and each of its directors(1)

(13)(e)	First Amended and Restated Trademark License Agreement, dated February 25, 2021, by and between SLR Investment Corp. and SLR Capital Partners, LLC(10)

(13)(f)	Form of Share Purchase Agreement by and between Registrant and Solar Capital Investors II, LLC(2)

(13)(g)	Form of Registration Rights Agreement(3)

(13)(h)	Form of Subscription Agreement(3)

(13)(i)	Form of Note Purchase Agreement by and between the Registrant and the lenders party thereto(9)

(13)(j)	Form of First Supplement to Note Purchase Agreement by and between the Registrant and the lenders party thereto(9)

(13)(k)	Form of Second Supplement to Note Purchase Agreement by and between the Registrant and the lenders party thereto(9)

(13)(l)	Form of Third Supplement to Note Purchase Agreement by and between the Registrant and the lenders party thereto(9)

(13)(n)	Form of Fifth Supplement to Note Purchase Agreement(14)

(14)(a)	Consent of KPMG LLP (SLR Investment Corp.)(15)

(14)(b)	Consent of KPMG LLP (SLR Senior Investment Corp.) (15)

(14)(c)	Awareness Letter of KPMG LLP (SLR Investment Corp.) (15)

(14)(d)	Awareness Letter of KPMG LLP (SLR Senior Investment Corp.) (15)

(14)(e)	Consent of Baker Tilly US, LLP (Crystal Financial LLC) (15)

(14)(f)	Consent of Baker Tilly US, LLP (NEF Holdings, LLC) (15)

(14)(g)	Consent of FGMK, LLC (KBH Topco, LLC) (15)

(14)(h)	Consent of Baker Tilly US, LLP (Gemino Healthcare Finance, LLC) (15)

(14)(i)	Consent of RSM US LLP (North Mill Holdco LLC) (15)

(15)	Not applicable

(16)	Power of Attorney(12)

(17)(a)	Consent of Keefe, Bruyette & Woods, Inc. (15)

(17)(b)	Consent of Houlihan Lokey Capital, Inc. (15)

(17)(c)	Form of Proxy Card of SLR Investment Corp. (15)

(17)(d)	Form of Proxy Card of SLR Senior Investment Corp. (15)

* Filed herewith.

(1)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-2 Pre-Effective Amendment No. 7 (File No. 333-148734) filed on January 7, 2010.
(2)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-2 Pre-Effective Amendment No. 9 (File No. 333-148734) filed on February 9, 2010.
(3)	Previously filed in connection with SLR Investment Corp.’s report on Form 8-K filed on November 29, 2010.
(4)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-2 Post-Effective Amendment No. 6 (File No. 333-172968) filed on November 16, 2012.
(5)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-2 Post-Effective Amendment No. 10 (File No. 333-172968) filed on November 12, 2013.
(6)	Previously filed in connection with SLR Investment Corp.’s annual report on Form 10-K filed on February 25, 2014.
(7)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-2 Post-Effective Amendment No. 5 (File No. 333-194870) filed on November 22, 2017.
(8)	Previously filed in connection with SLR Investment Corp.’s report on Form 10-Q filed on August 6, 2018.
(9)	Previously filed in connection with SLR Investment Corp.’s report on Form 10-K filed on February 20, 2020.
(10)	Previously filed in connection with SLR Investment Corp.’s report on Form 8-K filed on February 25, 2021.
(11)	Previously filed in connection with SLR Investment Corp.’s report on Form 8-K filed on December 1, 2021.
(12)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-14 filed on December 16, 2021.
(13)	Previously filed in connection with SLR Investment Corp.’s report on Form 8-K filed on January 3, 2022.
(14)	Previously filed in connection with SLR Investment Corp.’s report on Form 8-K filed on January 12, 2022.

(15)	Previously filed in connection with SLR Investment Corp.’s registration statement on Form N-14 filed on January 31, 2022.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment will be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York, and State of New York, on the 1st day of April, 2022.

SLR INVESTMENT CORP.

By:	/s/ Michael S. Gross	By:	/s/ Bruce J. Spohler
	Michael S. Gross		Bruce J. Spohler
	Co-Chief Executive Officer, President,		Co-Chief Executive Officer, Chief
	Chairman of the Board and Director		Operating Officer and Director

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Michael S. Gross Michael S. Gross	Co-Chief Executive Officer, President, Chairman of the Board and Director (Principal Executive Officer)	April 1, 2022

/s/ Bruce Spohler Bruce Spohler	Co-Chief Executive Officer, Chief Operating Officer and Director	April 1, 2022

* Steven Hochberg	Director	April 1, 2022

* David S. Wachter	Director	April 1, 2022

* Leonard A. Potter	Director	April 1, 2022

/s/ Richard L. Peteka Richard L. Peteka	Chief Financial Officer (Principal Financial Officer), Treasurer and Secretary	April 1, 2022

*	Signed by Michael S. Gross pursuant to a power of attorney signed by each individual and filed with this registration statement on December 16, 2021.